Exhibit 4.1

FORM OF

FIRST AMENDED AND RESTATED PROMISSORY NOTE

$	New York, New York
January 19, 2015

ZaZa Energy Corporation, a Delaware corporation (“Maker”), hereby promises to pay to [                ] (“Payee”), on August 21, 2017 (the “Maturity Date”), in lawful money of the United States of America, the principal amount of [                  ] ($                ), plus any increase in the principal amount outstanding as a result of payments of PIK Interest (as defined below), and to pay any interest payable in cash on the outstanding principal balance, from the date hereof until payment of the principal amount in full or in part without premium or penalty on the Maturity Date (or any extension thereof), pursuant to the terms and conditions set forth in this non-negotiable, non-transferable promissory note (this “Note”).

This Note is issued pursuant to the Subordinated Note Modification Agreement by and among Maker, Payee and [Name of affiliated Note Holder of Payee], dated as of January 19, 2015 (the “Modification Agreement”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Modification Agreement.

In accordance with the Modification Agreement, this Note is an amendment and restatement in its entirety of that certain promissory note of Maker, in an original principal amount equal to the original principal amount hereof, dated February 21, 2012, payable to Payee (the “Original Note”).  This Note supersedes the Original Note in all respects.

For all purposes hereof, references to “principal amount” refers to (x) the principal face amount of this Note, plus (y) any increase in the principal amount outstanding as a result of deferred payments of PIK Interest, minus (z) the aggregate amount of cash principal payments made to Payee.  This Note shall bear interest at the rate of 8% per annum and be payable as follows: for interest payment periods based on the principal balances on or prior to December 31, 2014, interest payments shall be paid solely in cash on the last day of each month; thereafter through the Maturity Date, interest payments shall be paid solely in kind in the form of an additional principal amount of Note (“PIK Interest”) at the per annum rate of 8% on the principal amount outstanding on the last day of each month.

If the obligation of Maker to pay any principal or interest on this Note becomes due on a Saturday, Sunday or day on which banks in New York State are permitted or required to be closed, then such due date shall be extended to the next succeeding day that is not a Saturday, Sunday or a day on which banks in New York State are permitted or required to be closed. All payments of principal and interest payable in cash due hereunder shall be paid in lawful money of the United States of America by wire transfer at the account specified by Payee.

The Maker may prepay all or a portion of the principal amount hereof, in whole or in part at any time, and to repay any interest accrued on the principal amount hereof at any time and from time to time, in each case, without premium or penalty.

Payee represents that it is acquiring this Note for investment and not with a view to the sale or distribution thereof. Maker represents, warrants and covenants that (i) the issuance and delivery of this Note has been duly and validly authorized and (ii) this Note is a valid and legally binding obligation of the Maker, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and similar laws affecting creditors’ rights generally and that the granting of specific performance lies at the discretion of a court in equity.

This Note evidences non-negotiable and non-transferable indebtedness of the Maker.

If an Event of Default (as defined below) under this Note shall occur and be continuing, then the Payee shall have the right to declare the entire principal balance and all accrued interest under this Note due and payable. An “Event of Default” shall occur hereunder upon the occurrence of any one or more of the following events with respect to Maker: (i) if Maker shall fail to make any payment of principal or interest on this Note required hereby when due; (ii) if, pursuant to or within the meaning of the United States Bankruptcy Code or any other federal or state law relating to insolvency or relief of debtors (a “Bankruptcy Law”), Maker shall (1) commence a voluntary case or proceeding; (2) consent to the entry of an order for relief against it in an involuntary case; (3) consent to the appointment of a trustee, receiver, assignee, liquidator or similar official; (4) make an assignment for the benefit of its creditors; or (5) admit in writing its inability to pay its debts as they become due; provided, however, that the failure to pay, in whole or in part, any amounts due as a result of the 2015 Put Right shall not constitute an Event of Default; or (iii) if a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (1) is for relief against Maker in an involuntary case; (2) appoints a trustee, receiver, assignee, liquidator or similar official for Maker or substantially all of Maker’s properties; or (3) orders the liquidation of Maker, and in each case the order or decree is not dismissed within 30 days or (6) subject to the Subordination Agreement, an acceleration of any Senior Indebtedness by the applicable noteholders , lenders or trustee, as the case may be, in accordance with the terms of thereof, which acceleration is not withdrawn in accordance with such terms.

All notices in respect of this Note shall be given by hand delivery, by a recognized overnight courier service, or by registered or certified United States mail, return receipt requested, to Maker or Payee and their respective agents at their addresses set forth in the Subordination Agreement. Any notice is deemed to have been given two business days after delivery to the courier service or five days after deposited in the U.S. mail, as the case may be.

This Note is not transferable or assignable by its holder without the prior written consent of the Maker.

Maker covenants and agrees, and Payee by its acceptance of this Note likewise covenants and agrees, that this Note is subordinated pursuant to the Subordination Agreement (as defined in the Modification Agreement). In addition, Maker covenants and agrees, and Payee by its acceptance of this Note likewise covenants and agrees, that the payment of the principal of this Note is subordinated, to the extent and in the manner provided herein, to the prior payment in full of all other Senior Indebtedness (as hereinafter defined) and that the subordination is for the benefit of the lenders under such Senior Indebtedness (the “Lenders”). Maker, and Payee by its acceptance of this Note likewise, hereby (i) authorizes each Lender to demand specific performance of the terms hereof, whether or not Maker shall have complied with any of the provisions hereof applicable to it, at any time when Maker shall have failed to comply with any provisions hereof which are applicable to it, and (ii) irrevocably waives any defense based on the adequacy of a remedy at law, which might be asserted as a bar to such remedy of specific performance. Upon any payment of any amounts hereunder by Maker to Payee, or upon any distribution of assets of Maker in any dissolution, winding up, liquidation or reorganization (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

(i)                                     The Lenders shall first be entitled to receive payment in full in cash of the Senior Indebtedness before Payee is entitled to receive any payment on account of any obligations evidenced hereby; provided that so long as no Default or Event of Default (as such terms are defined in the definitive agreements governing any Senior Indebtedness) shall have occurred and continue under any definitive agreement governing any Senior Indebtedness, Maker may pay to Payee and Payee may receive for itself and not for the benefit of the Lenders regularly scheduled payments of interest hereunder;

(ii)                                  Any payment or distribution of assets of Maker of any kind or character, whether in cash, property or securities, to which Payee would be entitled except for the provisions hereof, shall be paid by the liquidating trustee or agent or other Person making such payment or distribution directly to the Lenders, to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid after giving effect to any concurrent payment or distribution or provisions therefor to the Lenders; and

(iii)                               In the event that notwithstanding the provisions hereof, any payment or distribution of assets of Maker of any kind or character (other than regularly scheduled interest), whether in cash, property or securities, shall be received by Payee on account of this Note before all Senior Indebtedness is paid in full, such payment or distribution shall be received and held in trust for and shall be paid over to the Lenders for application to the payment of the Senior Indebtedness until all of the Senior Indebtedness shall have been paid in full in cash, after giving effect to any concurrent payment or distribution or provision therefor to the Lenders.

No right of any Lender or any other present or future holders of any Senior Indebtedness to enforce the subordination provisions herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of Maker or Payee or by any act or failure to act, in good faith, by any Lender, or by any noncompliance by Maker or Payee with the terms of this Note, regardless of any knowledge thereof which any Lender may have or be otherwise charged with; and such indebtedness of Maker to the Payee, if any Lender, after a Default or Event of Default (as such terms are defined in the definitive agreements governing any Senior Indebtedness) has occurred, so requests, shall be collected, enforced and received by Payee as trustee for the Lenders and be paid over to the Lenders on account of Senior Indebtedness, but without affecting or impairing in any manner the liability of Maker under the provisions of this Note.

As used herein, “Senior Indebtedness” means any obligation of Maker to any unaffiliated third party for borrowed money which, by its express terms, is senior to the obligations of Maker under this Note (but excluding the Senior Debt (as defined in the Subordination Agreement), and all obligations and liabilities (including all principal and any interest accruing on the foregoing), fees, charges and collection expenses in connection therewith; provided, however, that in no event shall the principal amount of the Senior Indebtedness exceed $150,000,000 less the aggregate outstanding principal amount of the Senior Debt.

This Note shall be governed by and construed in accordance with the laws and the State of New York, and the terms hereof may only be changed by written agreement duly executed by Maker and Payee.

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IN WITNESS WHEREOF, the Maker has caused this Note to be executed and delivered as of the date first above written.

ZAZA ENERGY CORPORATION

By:	/s/ Paul F. Jansen
Paul F. Jansen
Chief Financial Officer

Schedule of Substantially Identical Agreements

Pursuant to Instruction 2 of Item 601(a) of Regulation S-K, the Company has filed only the form of the First Amended and Restated Promissory Note although the Company has entered into six such agreements that are substantially identical in all material respects.  Differences in certain details among such other agreements entered into by the Company are noted in the chart below:

Payee	Principal amount	Name of Affiliated Note Holder of Payee
Todd A. Brooks	$3,026,666	Blackstone Oil & Gas, LLC
Blackstone Oil & Gas, LLC	$12,750,000	Todd A. Brooks
John E. Hearn, Jr.	$3,026,667	Lara Energy, Inc.
Lara Energy, Inc.	$12,750,000	John E. Hearn, Jr.
Gaston L. Kearby	$3,026,667	Omega Energy, LLC
Omega Energy, LLC	$12,750,000	Gaston L. Kearby